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May 29, 2018

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mellanox Technologies, Ltd. (“Mellanox” or the “Company”)
PREC14A Preliminary Proxy Statement Filing on Schedule 14A (the “Proxy Statement”)
Filed March 7, 2018 by Starboard Value LP, et al. (collectively, “Starboard”)
File No. 001-33299

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 12, 2018 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

General

1.	Please provide the disclosure regarding the approximate date upon which the proxy statement and form of proxy will be delivered, as required under Item 1(b) of Schedule 14A as well as Rule 14a-6(d), in the proxy statement (as defined under Rule 14a-1(g)) as distinguished from the cover letter to shareholders which – while filed under cover of Schedule 14A ─ is not a required disclosure under Rule 14a-101.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement to provide disclosure regarding the approximate date upon which the Proxy Statement and form of proxy will be delivered, as required under Item 1(b) of Schedule 14A as well as Rule 14a-6(d).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

2.	Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Starboard acknowledges the Staff’s comment and advises the Staff that it intends on distributing its Proxy Statement as soon as the Staff has notified Starboard that it has been cleared to file its definitive proxy statement. If the Company has not filed its proxy statement by the time Starboard files its definitive proxy statement, Starboard understands that it will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will subsequently provide any omitted information in a supplement to its proxy statement after the information has been made public by the Company in order to mitigate such risk. Starboard will also make it clear in its definitive proxy statement that it will supplement the proxy statement to include any omitted information that has not yet been made public by the Company.

3.	We noticed the disclosure on page three regarding the “Important Notice” with respect to the anticipated electronic availability of the proxy statement. Please advise us whether the participants will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Starboard acknowledges the Staff’s comment and advises the Staff that it will not be relying upon Rule 14a-16 to distribute the Proxy Statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). Starboard intends to do a mailing distribution of its Proxy Statement and proxy card and has revised page three to clarify that the Proxy Statement will be “mailed” to stockholders. In addition, Starboard will post its Proxy Statement and proxy card, as well as all additional soliciting materials, on the website to be identified in the Proxy Statement and will make those materials available to stockholders free of charge through the conclusion of the Company’s 2018 annual general meeting of shareholders.

4.	The disclosure at page two indicates that the participants have reserved “the right to vote the Starboard Shares for two (2) of the Company’s directors…” Advise us, with a view toward revised disclosure, if this right is only expressing the possibility that Starboard Shares – as distinguished from any shares over which it has solicited and obtained proxy authority ─ could be voted for director nominees put forth by Mellanox.

Starboard acknowledges the Staff’s comment and advises the Staff that this right was only expressing the possibility that Starboard Shares – as distinguished from any shares over which it has solicited and obtained proxy authority ─ could be voted for director nominees put forth by Mellanox. Starboard has further revised its disclosure to clarify the distinction between the shares held by Starboard and the Starboard Group Shares which include Starboard’s Nominees.

5.	We noticed the inclusion of brackets around the number nine in quantifying the number of director candidates directly sought to be elected by the participants. If shareholders are not able to execute the participants’ form of proxy in a manner that authorizes the proxy holder to vote for the full number of director vacancies, please confirm that the proxy statement will disclose that in choosing to vote for the proposed incomplete slate of directors, shareholders would be forfeiting the right to vote for the full complement of directors up for election.

Starboard acknowledges the Staff’s comment and advises the Staff that it has revised the Proxy Statement to reflect the use of a universal proxy card at the Annual Meeting, as approved by the Company’s shareholders following the Extraordinary General Meeting of Shareholders (the “EGM”) held on May 24, 2018. Starboard has accordingly revised the Proxy Statement to disclose that shareholders using Starboard’s blue proxy card will now have the ability to vote for the full complement of directors up for election at the Annual Meeting.

Proposal No. 1 | Election of Directors, page 15

6.	The disclosure at page 21 indicates that “[e]ach of the Nominees, as a member of a `group’ for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the Shares owned in the aggregate by the other members of the group.” Neither application of Section 13(d)(3) nor Rule 13d-5(b) to the members of the group produce this legal result. To the contrary, Rule 13d-5(b), by its terms, operates to deem the group to have acquired the securities of its members on the date of group formation. Please revise.

Starboard acknowledges the Staff’s comment and has revised page 21 of the Proxy Statement accordingly.

Solicitation of Proxies, page 17

7.	We note that proxies may be solicited by mail, in person, by telephone or other electronic means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence, and any information posted on the Internet, must be filed under the cover of Schedule 14A. Refer to Rule 14a-12(b) and Rule 14a-6(b), (c) and (m). Please confirm for us the participants’ understanding in a response letter or otherwise.

Starboard acknowledges the Staff’s comment and confirms the participants’ understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence, and any information posted on the Internet, must be filed under the cover of Schedule 14A, pursuant to Rule 14a-12(b) and Rule 14a-6(b), (c) and (m).

8.	At present, a blank entry exists with respect to quantifying the participants’ estimated expenses in connection with its solicitation. While Item 4(b) of Schedule 14A requires disclosure of costs “in connection with the solicitation,” Instruction 1 to this requirement indicates that such costs include “fees for attorneys…and other costs incidental to the solicitation.” Advise us, with a view towards disclosure, whether legal fees and printing costs have been included within the estimated expenses associated with this solicitation.

Starboard acknowledges the Staff’s comment and confirms that legal fees and printing costs in connection with the solicitation will be included in the estimated expenses associated with the solicitation. Starboard has revised the Proxy Statement to include as expected costs the “fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation.”

Incorporation by Reference, page 32

9.	Refer to the second sentence under this heading that reads in pertinent part as follows: “This disclosure includes, among other things, [ ], and other important information.” Advise us, with a view toward revised disclosure, how the “clear reference” standard within Rule 14a-5(c) has been satisfied given the apparent non-exhaustive list of required disclosures that have been omitted from the participants’ proxy statement.

Starboard acknowledges the Staff’s comment and has revised the second sentence on page 32 under this heading to remove the apparent non-exhaustive list of required disclosures that have been omitted from the Proxy Statement to satisfy the “clear reference” standard within Rule 14a-5(c). The second sentence has been revised as follows: “This disclosure includes, among other things, current biographical information on the company’s directors, information concerning executive compensation, section 16(a) beneficial ownership reporting compliance of the company’s directors, related party transactions and general information concerning the company’s administration and independent registered public accounting firm.”

*     *     *     *     *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman, Esq.

Andrew M. Freedman, Esq.

cc:	Peter Feld, Starboard Value LP Jeff Smith, Starboard Value LP Steve Wolosky, Olshan Frome Wolosky LLP